                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 97

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               December 31, 2018
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
---------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                            (a)          [X]
         As to a group consisting of persons other than Covered Persons                   (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
---------------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 ----------------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
   NUMBER OF           12,743,065 Voting Shares/2/ held by Covered Persons
    SHARES             1,472 Shared Ownership Shares held by Covered Persons/3/
 BENEFICIALLY          3,982,615 Sixty Day Shares held by Covered Persons/4/
   OWNED BY            1,095,586 Other Shares held by Covered Persons/5/
     EACH        ----------------------------------------------------------------------------------------------
   REPORTING     9.    SOLE DISPOSITIVE POWER (See Item 6)
    PERSON             As to Voting Shares, less than 1%
     WITH              As to Shared Ownership Shares, Sixty Day Shares and Other
                       Shares, 0
                 ----------------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               17,822,738
---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [_]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              4.79%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                           IN
---------------------------------------------------------------------------------------------------------------

--------
1 For a definition of this term, please see Item 2.
2 For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other
  Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 85,159 shares of Common Stock held by nine private charitable foundations established by nine Covered Persons; (ii) 1,010,069 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 358 shares of Common Stock held by the trust underlying
  The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                            ITEM 6
           ITEM 1               Citizenship                 ITEM 1                Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Fadi Abuali                    Canada/Kuwait     David Chou                            UK
Charles F. Adams                                 Gary W. Chropuvka
Nicole Vijay Agnew                 Canada        Thalia Chryssikou                   Greece
Raanan A. Agus                                   Massimiliano Ciardi                 Italy
Philip S. Armstrong                  UK          Kent A. Clark                     Canada/USA
Aaron M. Arth                                    Darren W. Cohen
Armen A. Avanessians                             Stephanie E. Cohen
Dean C. Backer                                   Colin Coleman                    South Africa
Charles Baillie                                  Denis P. Coleman III
Andrew J. Bagley                     UK          Kathleen A. Connolly
Vivek J. Bantwal                                 Thomas G. Connolly               Ireland/USA
Jennifer A. Barbetta                             Karen R. Cook                         UK
Steven K. Barg                                   Kenneth W. Coquillette
Thomas J. Barrett III                            Richard N. Cormack                    UK
Jonathan Barry                                   David Coulson                       USA/UK
Steven M. Barry                                  James V. Covello
Stacy Bash-Polley                                Christopher A. Crampton
Gareth W. Bater                      UK          Jeffrey R. Currie
Jonathan Andrew Bagot                            Michael D. Daffey                 Australia
  Bayliss                            UK          Canute H. Dalmasse
Gerard M. Beatty                                 Anne Marie B. Darling
Deborah R. Beckmann                              David H. Dase
Jonathan A. Beinner                              Michael J. Daum
Heather Bellini                                  Jennifer L. Davis
Tracey E. Benford                                Francois-Xavier de Mallmann   France/Switzerland
Philip R. Berlinski             Belgium/USA      Daniel L. Dees
Avanish R. Bhavsar                               Adam R. Dell
Michael Blum                                     Massimo Della Ragione               Italy
Stefan R. Bollinger             Switzerland      Olaf Diaz-Pintado                   Spain
Brian W. Bolster                                 Joseph P. DiSabato
Jill A. Borst                                    Michele I. Docharty
William C. Bousquette, Jr.                       Jeff Douthit
Sally A. Boyle                       UK          Thomas M. Dowling
Michael J. Brandmeyer                            Robert Drake-Brockman                 UK
Jason H. Brauth                                  Iain N. Drayton                       UK
Clarence K. Brenan                               Alessandro Dusi                     Italy
Samuel S. Britton                                Kenneth M. Eberts III
Michael Bruun                     Denmark        David P. Eisman
Steven M. Bunson                                 Charalampos Eliades                 Greece
Wei Cai                          Hong Kong       James Ellery                          UK
Philippe L. Camu                  Belgium        Kathleen G. Elsesser
Tavis Cannell                    UK/Ireland      Edward A. Emerson                Argentina/UK
Michael J. Carr                                  James P. Esposito
David E. Casner                                  Michael P. Esposito
Kenneth Gerard Castelino           India         Carl Faker                      France/Lebanon
Christian Channell                   UK          Elizabeth C. Fascitelli
Sonjoy Chatterjee                  India         Stephan J. Feldgoise
R. Martin Chavez                                 Patrick J. Fels
Alex S. Chi                                      Benjamin W. Ferguson



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Carlos Fernandez-Aller             Spain         Peter Hermann                     Denmark
Jonathan H. Fine                   UK/USA        Edouard Hervey                     France
Wolfgang Fink                     Germany        Matthias Hieber                   Austria
Samuel W. Finkelstein                            Charles P. Himmelberg
Peter E. Finn                                    Amanda S. Hindlian
David A. Fishman                                 Martin Hintze                     Germany
Colleen A. Foster                                Kenneth L. Hirsch
David A. Fox                                     Kenneth W. Hitchner
Sheara J. Fredman                                Dane E. Holmes
Christopher G. French                UK          Ning Hong                          China
David A. Friedland                               Harold P. Hope III
Richard A. Friedman                              Ericka T. Horan
Johannes P. Fritze              Germany/USA      Shin Horie                         Japan
Benjamin M. Frost                                Russell W. Horwitz
Andrew John Fry                  Australia       James P. Houghton                    UK
Dino Fusco                                       Erdit F. Hoxha                   Albania/UK
Jacques Gabillon                   France        Pierre Hudry                       France
Charlie H. Gailliot                              Kathleen Hughes                 Ireland/USA
Christopher M. Gallea                            Ming Yunn Stephanie Hui         UK/Hong Kong
Gonzalo R. Garcia                  Chile         Irfan S. Hussain                  Pakistan
James R. Garman                      UK          Russell E. Hutchinson            Canada/USA
Gabriel Elliot Gelman                            Hidehiro Imatsu                    Japan
Matthew R. Gibson                                Timothy J. Ingrassia
Jeffrey M. Gido                                  Omer Ismail                     USA/Pakistan
Gary T. Giglio                                   William L. Jacob III
Nick V. Giovanni                                 Nitin Jindal                       India
Joshua Glassman                                  Christian W. Johnston            Australia
John L. Glover III                               Andrew J. Jonas
Justin G. Gmelich                                Adrian M. Jones                   Ireland
Richard J. Gnodde              Ireland/South     Eric S. Jordan
                                   Africa        Roy R. Joseph                      Guyana
Cyril J. Goddeeris                 Canada        Andrew J. Kaiser
Jeffrey B. Goldenberg                            Etsuko Kanayama                    Japan
Alexander S. Golten                  UK          Vijay M. Karnani                   India
Court E. Golumbic                                Alan S. Kava
Parameswaran Gopikrishnan          India         Geraldine Keefe                   UK/Spain
Andrew M. Gordon                                 Andre Helmut Kelleners            Germany
Sarah J. Gray                        UK          Kevin G. Kelly
Michael J. Graziano                              Christopher Keogh
Nishi Grose                          UK          Aasem G. Khalil
Bradley J. Gross                   UK/USA        Tammy A. Kiely
Peter Gross                                      John J. Kim
Anthony Gutman                     UK/USA        Robert C. King, Jr.
Carey Halio                                      Shigeki Kiritani                   Japan
Elizabeth M. Hammack                             Marie Louise Kirk                 Denmark
David Hammond                                    Maxim B. Klimov                   Ukraine
Joanne Hannaford                     UK          Kathryn A. Koch                    US/UK
Jan Hatzius                       Germany        Michael E. Koester
Brian Michael Haufrect                           J. Christopher A. Kojima         Canada/USA



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Adam M. Korn                                     Sean T. McHugh
David J. Kostin                                  John W. McMahon
Meena K. Lakdawala                               Richard P. McNeil              Jamaica/USA
Tuan Lam                                         Celine Mechain                    France
Eric S. Lane                                     Avinash Mehrotra
David W. Lang                                    Ali S. Melli                  Saint Kitts and
Bruce M. Larson                                                                    Nevis
Hugh J. Lawson                                   Xavier C. Menguy                  France
Scott L. Lebovitz                                David D. Miller
Brian J. Lee                                     Milton R. Millman III
George C. Lee                                    Jung Min
Gregory P. Lee                                   Christina P. Minnis
Ronald Lee                                       Kayhan Mirza                      Canada
David A. Lehman                                  Masanori Mochida                  Japan
Todd W. Leland                                   Timothy H. Moe                   Ireland
Gregg R. Lemkau                                  Joseph Montesano
Gavin J. Leo-Rhynie             USA/Jamaica      Hari Moorthy
Deborah R. Leone                                 Ricardo Mora
John R. Levene                       UK          Sam Alexander Morgan                UK
Brian T. Levine                                  Thomas C. Morrow
Gwen R. Libstag                                  Edward Gary Morse, Jr.
Dirk L. Lievens                   Belgium        Sharmin Mossavar-Rahmani            UK
Ryan D. Limaye                                   Heather Louise Mulahasani
Luca M. Lombardi                   Italy           Majedabadi Kohne                  UK
Victor M. Lopez-Balboa                           Takashi Murata                    Japan
Kyriacos Loupis                  Cyprus/USA      Marc O. Nachmann
David B. Ludwig                                  Ezra Nahum                      France/USA
Peter J. Lyon                                    Jyothsna Natauri
Paget MacColl                                    Jeffrey P. Nedelman
John G. Madsen                                                                 Australia/UK/
Raja Mahajan                                     Dimitrios Nikolakopoulos          Greece
John A. Mahoney                                  Adam J. Nordin
Puneet Malhi                         UK          Fergal J. O'Driscoll             Ireland
Raghav Maliah                      India         Gregory G. Olafson                Canada
John V. Mallory                                  Jernej Omahen                    Slovenia
Richard M. Manley                    UK          Timothy J. O'Neill
Clifton C. Marriott                USA/UK        Lisa Opoku
Michael C. J. Marsh                  UK          Peter C. Oppenheimer                UK
Elizabeth Gregory Martin                         Michael Martin Paese
Sarah Marie Martin                               Gregory K. Palm
Alison J. Mass                                   James R. Paradise                   UK
Robert A. Mass                                   Paul Gray Parker
Jason L. Mathews                                 Francesco Pascuzzi                Italy
Kathy M. Matsui                                  Anthony W. Pasquariello
Alexander Mayer                   Germany        Sheila H. Patel
John J. McCabe                                   Nirubhan Pathmanabhan               UK
Matthew B. McClure                   UK          David B. Philip
Dermot W. McDonogh                Ireland        Nicholas W. Phillips                UK
Brendan Michael McGovern                         Ellen R. Porges
John J. McGuire, Jr.



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Kim-Thu Posnett                                  Michael H. Siegel
Dmitri Potishko                 Australia        Richard L. Siewert, Jr.
Alexander E. Potter                              Suhail A. Sikhtian
Dina Powell                                      Jason E. Silvers
Gilberto Pozzi                    Italy          Kurt N. Simon
Macario Prieto                    Spain          Nicholas Sims                    Australia
Robert Pulford                      UK           Gavin Simms                          UK
Xiao Qin                            UK           Michael L. Simpson
John J. Rafter                   Ireland         Kristin O. Smith
Sumit Rajpal                                     Marshall Smith
Ganesh Ramani                     India          Sarah E. Smith                       UK
Richard N. Ramsden                  UK           David M. Solomon
Marko John Ratesic                               Mark R. Sorrell                      UK
Andrew K. Rennie               Australia/UK      Christoph W. Stanger              Austria
Lawrence J. Restieri, Jr.                        Esta E. Stecher
James H. Reynolds                 France         Laurence Stein                     South
                                                                                  Africa/USA
Kate D. Richdale                    UK           Kevin M. Sterling
Michael J. Richman                               John D. Storey                   Australia
Francois J. Rigou                 France         Patrick M. Street                    UK
Michael Rimland                                  Steven H. Strongin
Scott M. Rofey                                   Joseph Struzziery III
John F. W. Rogers                                Ram K. Sundaram                    India
Scott A. Romanoff                                Li Hui Suo                         China
Johannes Rombouts             The Netherlands    Robert J. Sweeney
Simon A. Rothery                Australia        Michael S. Swell
Jason T. Rowe                                    Joseph D. Swift
David T. Rusoff                                  Aurora J. Swithenbank              USA/UK
Peter C. Russell                                 Gene T. Sykes
Colin J. Ryan                    Ireland         Christopher W. Taendler
Mahesh Saireddy                                  Harit Talwar
Julian Salisbury                    UK           Megan M. Taylor
Thierry Sancier                   France         Richard J. Taylor                    UK
Luke A. Sarsfield III                            Pawan Tewari
Adam H. Savarese                                 David S. Thomas
Jason M. Savarese                                Ben W. Thorpe                        UK
John R. Sawtell                     UK           Oliver Thym                       Germany
Susan J. Scher                                   Andrew R. Tilton
Stephen M. Scherr                                Joseph K. Todd
Clare R. Scherrer                                Klaus B. Toft                     Denmark
Joshua S. Schiffrin                              Hiroyuki Tomokiyo                  Japan
Stephen B. Scobie                   UK           Thomas Tormey
John A. Sebastian                                Padideh Nora Trojanow              USA/UK
Stacy D. Selig                                   Kenro Tsutsumi                     Japan
Gaurav Seth                       India          Eiji Ueda                          Japan
Karen Patton Seymour                             Toshihiko Umetani                  Japan
Ashish Shah                                      Peter van der Goes, Jr.
Kunal K. Shah                       UK           Mark A. Van Wyk
Konstantin A. Shakhnovich                        Damien R. Vanderwilt            Australia/UK
Heather K. Shemilt                Canada         Jonathan R. Vanica



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Ashok Varadhan                                   David D. Wildermuth
Andrea Vella                       Italy         Andrew F. Wilson                New Zealand
Rajesh Venkataramani                             Andrew E. Wolff
Simone Verri                       Italy         Neil Edward Wolitzer
Matthew P. Verrochi                              Denise A. Wyllie                     UK
Jeffrey L. Verschleiser                          Yoshihiko Yano                     Japan
Robin A. Vince                     UK/USA        Shinichi Yokote                    Japan
John E. Waldron                                  W. Thomas York, Jr.
Simon R. Watson                      UK          Wassim G. Younan                 Lebanon/UK
Jeffrey S. Wecker                                Han Song Zhu                       China
Peter A. Weidman                                 Adam J. Zotkow
Ronnie A. Wexler
Elisha Wiesel

         This Amendment No. 97 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 97 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased to below five percent of the total number of shares of Common Stock outstanding, in part due to individuals ceasing to be Covered Persons.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding December 31, 2018.

         (d) Not applicable.

         (e) The Covered Persons ceased to be the beneficial owners of more than five percent of the total number of shares of Common Stock outstanding on December 31, 2018.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 6,322,661 shares of Common Stock are subject to the Transfer Restrictions as December 31, 2018.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

As of December 31, 2018, one or more Covered Persons are parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Person(s) may in the future sell up to 24,698 Covered Shares in the aggregate.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

Up to 3,982,615 shares of Common Stock are deliverable pursuant to the terms of an equal number of restricted stock units, pending satisfaction of certain conditions of delivery.

The share amounts given above include the gross number of shares of Common Stock underlying these restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of December 31, 2018. Upon delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                          Price Per Share
Covered Person            Trade Date     Number of Shares     (in $)
--------------         ----------------- ---------------- ---------------
Xiao Qin                November 5, 2018            2,000        228.3665
Gene T. Sykes*          November 7, 2018            5,000        229.0223
Kenro Tsutsumi          November 7, 2018            1,000        230.0500
James R. Garman         November 8, 2018            6,192        232.5817
Clare R. Scherrer       November 8, 2018            9,824        232.1049
Jonathan R. Vanica      November 8, 2018            6,328        231.0000
Dmitri Potishko         November 9, 2018            2,160        229.1102
Gene T. Sykes*          November 9, 2018            5,000        227.6628
Ram K. Sundaram*       November 12, 2018              500        206.7640
Armen A. Avanessians*  November 20, 2018           14,240        191.3400
Jeffrey B. Goldenberg  November 20, 2018            1,709        192.3790
James R. Paradise      November 20, 2018            2,500        191.0836
James R. Paradise      November 20, 2018            2,500        193.2264
James R. Paradise      November 20, 2018            5,000        192.6447
Eiji Ueda              November 20, 2018           10,502        195.1000
James R. Paradise      November 21, 2018            2,500        192.5286

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                         Price Per Share
Covered Person           Trade Date     Number of Shares     (in $)
--------------        ----------------- ---------------- ---------------
Fadi Abuali*          November 12, 2018              500        212.0000
Fadi Abuali*          November 14, 2018              500        200.0000
Richard A. Friedman   November 14, 2018           50,000        200.0000
Dirk L. Lievens       November 19, 2018            1,000        201.8300
Armen A. Avanessians  November 20, 2018           20,454        191.3400
David Chou            November 23, 2018            3,000        189.7647
Richard A. Friedman   November 23, 2018           50,000        190.4770

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                 Strike Number of             Number of
                                       Number of Price   Shares   Sales Price  Shares
  Covered Person     Date of Exercise   Options  (in $) Withheld    (in $)      Sold
   --------------    ----------------- --------- ------ --------- ----------- ---------
Masanori Mochida      November 9, 2018    84,076  78.78    54,264    231.6500    29,812
Masanori Mochida      November 9, 2018   103,301  78.78    66,455    231.6200    36,846
Gregory K. Palm      December 26, 2018     7,701  78.78     5,907    156.9900     1,794
Gregory K. Palm      December 26, 2018    27,255  78.78    20,904    156.9900     6,351
Gregory K. Palm      December 27, 2018    34,956  78.78    26,650    160.1200     8,306
Shinichi Yokote      November 21, 2018     6,660  78.78     4,531    192.8900     2,129
W. Thomas York, Jr.  November 19, 2018     3,000  78.78     2,147    200.8800       853
W. Thomas York, Jr.  November 21, 2018     3,000  78.78     2,170    192.8900       830
W. Thomas York, Jr.  November 21, 2018     2,000  78.78     1,445    194.1400       555
W. Thomas York, Jr.  November 23, 2018     2,000  78.78     1,454    189.4800       546

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on December 31, 2018:

                                                   Strike
                          Instrument and Number of Price
     Covered Person          Position     Shares   (in $)  Maturity Date
     --------------       -------------- --------- ------ ----------------
Steven M. Bunson           Call Written      1,200    255 January 18, 2019
Christian Channell         Call Written        300    225   April 18, 2019
Christian Channell         Call Written        300    230   April 18, 2019
Ming Yunn Stephanie Hui*   Call Written     10,000    270   April 18, 2019

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).